UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under The Securities Exchange Act of 1934

Vapetek Inc. F/K/A ALPINE 2 Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Richard Chiang

460 Brannan Street, Suite 78064

San Francisco, CA 94107

Telephone: (415) 713 6957

Email: rchiang8@gmail.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 6, 2014

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Richard Chiang

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

1

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,800,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
2,800,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,800,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28%

(14)	TYPE OF REPORTING PERSON

IN

2

ITEM 1. SECURITY AND ISSUER.

Vapetek Inc. F/K/A ALPINE 2 Inc. The security upon which this report is based is the common stock, par value $0.0001 per share, of Vapetek Inc. F/K/A ALPINE 2 Inc., a Delaware corporation, with its principal place of business located at 5445 Oceanus Drive, Ste 102, Huntington Beach, CA 92649.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name: Richard Chiang

(b) Address: 460 Brannan Street, Suite 78064 San Francisco, CA 94107

(c) Business consultant and private investor

(d) None.

(e) None.

(f) Citizenship: USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Richard Chiang, sold 7,200,000 shares of the Issuer in a private transaction to Alham Benyameen and Andy Michael Ibrahim and received the sum of $20,000 in cash. After the sale, Mr. Chiang owns 2,800,000 shares of the common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 7,200,000 shares of common stock of the Issuer by Reporting Person Richard Chiang to Alham Benyameen and Andy Michael Ibrahim. The transaction closed on March 6, 2014.

On March 6, 2014, our sole officer and director, Richard Chiang entered into a Share Purchase Agreement pursuant to which he sold an aggregate of 7,200,000 shares of his shares of the Registrant’s common stock to Alham Benyameen and Andy Michael Ibrahim at a purchase price of $20,000. In aggregate, these shares represent 72% of the Registrant’s issued and outstanding common stock. Effective upon the closing of the Share Purchase Agreement, Richard Chiang owns 2,800,000 shares of the Registrant’s stock. On that same day, the Registrant accepted the resignations of Richard Chiang as the Registrant’s President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors. These resignations are in connection with the consummation of the Share Purchase Agreement with Alham Benyameen and Andy Michael Ibrahim, and were not the result of any disagreement with Registrant on any matter relating to Registrant's operations, policies or practices. Effective as of the same date, to fill the vacancies created by Richard Chiang’s resignations, the Registrant elected and appointed Alham Benyameen as Chairman of the Board of Directors, and Andy Michael Ibrahim, President, Chief Executive Officer, Secretary, Chief Financial Officer and Member of the Board of Directors of the Registrant.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Richard Chiang owns 2,800,000 shares of the common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

3

Other than as described in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None. The Registrant filed a Current Report on Form 8-K March 11, 2014 as Exhibit 10.3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2016

Signature:

/s/ Richard Chiang

Richard Chiang

4